SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 56)1

Berkshire Hathaway Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE

CLASS B COMMON STOCK, PAR VALUE, $.1667 PER SHARE

(Title of Class of Securities)

084670 10 8

084670 20 7

(CUSIP Number)

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 9, 2007

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 084670 10 8	2 OF 3 PAGES
084670 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

350,000 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 2,567,445 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

350,000 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 2,567,445 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000 shares of Class A Common Stock 2,567,445 shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.14% of the outstanding shares of Class A Common Stock

            18.67% of the outstanding shares of Class B Common Stock

            31.34% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class B Common Stock

            28.15% of the economic interest of the outstanding shares of Class A Common Stock and

            Class B Common Stock

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 084670 10 8	3 OF 3 PAGES
084670 20 7

Item 5 of this Schedule 13D is amended to add the following:

(a)-(b) Mr. Buffett owns, and has the sole power to vote and to dispose of, 350,000 shares of Class A Common Stock and 2,567,445 shares of Class B Common Stock, representing approximately 32.14% of the outstanding shares of Class A Common Stock, 18.67% of the outstanding shares of Class B Common Stock, 31.34% of the aggregate voting power of the outstanding shares of both classes, and 28.15% of the economic interest of the outstanding shares of both classes.

(c) On June 1, 2007, Mr. Buffett, as executor of the estate of Susan T. Buffett, distributed 1,000 shares of Class B Common Stock held by the estate to the Susan Thompson Buffett Foundation.

On July 9, 2007, Mr. Buffett donated 475,000 shares of Class B Common Stock to the Bill and Melinda Gates Foundation pursuant to his previously announced irrevocable pledge to this foundation.

On July 9, 2007, Mr. Buffett donated 47,500 shares of Class B Common Stock to the Susan Thompson Buffett Foundation pursuant to his previously announced irrevocable pledge to this foundation.

On July 9, 2007, Mr. Buffett donated 16,625 shares of Class B Common Stock to each of the Sherwood Foundation (formerly the Susan A. Buffett Foundation), the Howard G. Buffett Foundation and the NoVo Foundation pursuant to his previously announced irrevocable pledges to these foundations.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: July 11, 2007

/s/ Warren E. Buffett
WARREN E. BUFFETT